July 16, 2021

Ms. Elena Stojic

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	World Funds Trust (File Nos. 333-148723 and 811-22172)

Cboe Vest Bitcoin Target Volatility Strategy Fund

Dear Ms. Stojic:

This letter provides the responses of World Funds Trust (the “Trust”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you recently provided. The comments addressed a post-effective amendment to the registration statement of the Trust, which was filed pursuant to Rule 485(a) of the Securities Act of 1933, and the Investment Company Act of 1940 (the “1940 Act”), each as amended (the “Amendment”). The Amendment was filed to register a new series of the Trust, the Cboe Vest Bitcoin Target Volatility Strategy Fund (the “Fund”). For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment.

Prospectus

Fee Table

1.	Comment: In the introductory paragraph to the Fee Table, please add the phrase, “and sell” as required by Item 3 of Form N-1A.

Response:  The Trust has revised the disclosure as you have requested.

2.	Comment: Please provide the completed Fee Table and Expense Example with the correspondence filing as they are material to Staff’s review of the Amendment.

Response:  See Enclosure A to this letter.

JOHN H. LIVELY ● MANAGING PARTNER

11300 Tomahawk Creek Pkwy ● Ste. 310 ● Leawood, KS 66211 ● p: 913.660.0778 ● c: 913.523.6112

Practus, LLP ● John.Lively@Practus.com ● Practus.com

Ms. Elena Stojic

U.S. Securities and Exchange Commission

July 16, 2021

Principal Investment Strategies

3.	Comment: The first paragraph indicates that the Fund intends to construct a dynamic portfolio that seeks to manage volatility and limit losses due to severe sustained declines in the market performance of “Bitcoin” by allocating between exchange-traded bitcoin futures and cash and cash equivalent investments, and allocations are changed based on annualized volatility. The Staff believes that, as written, the overall investment strategy and degree to which it will provide exposure to potential Bitcoin price movements in various scenarios is unclear. In response to the foregoing, please revise the principal investment strategies, and, as appropriate, provide greater detail in the Fund’s statutory prospectus in response to the requirements of Item 9 of Form N-1A. In particular, please:

a.	Clarify what “annualized volatility” is, including how it is measured and how often it is updated. If the measure is historical and not forward looking, consider the need to address the risk that portfolio repositioning signals may be untimely for loss avoidance purposes. The Staff notes that it is unclear, for example, if “annualized volatility” as May 18, 2021, would have signaled an event like what occurred on May 19, 2021. Please address this example in your correspondence letter.
b.	Clarify what level of target volatility would be considered neutral and how much of the Fund’s portfolio assets would be invested in Bitcoin Futures at such point.
c.	Disclose any constraints on the Fund’s bitcoin related exposures, which includes margins, tax, and/or leverage, including the potential maximum amount of assets that could be committed to the strategy.
d.	More clearly distinguish the exposure offered by the Fund’s (bitcoin) futures investments and the assets allocated to futures from the impact that leverage may have on returns.

Response:  As appropriate, the Trust has revised the disclosure as you have requested, and in a manner that it has deemed sufficient to address the concepts addressed in your comment.

4.	Comment: As noted in Trust’s June 15, 2021 letter to the Staff, which was sent in response to the telephone conversation between members of the Staff and you (i.e., John H. Lively) (the “Letter”), please identify the Fund’s bitcoin reference index for purposes of compliance with Rule 18f-4 under the 1940 Act (the “Derivatives Rule”).

Response:  The Fund’s Derivative Risk manager anticipates using the S&P Bitcoin Index as reference for compliance with the Derivatives Rule.

5.	Comment: Explain supplementally why the term "bitcoin" is appropriate in the Fund's name under Rule 35d-1 under the 1940 Act (the “Fund Names Rule”) given the Fund's 50% target exposure to bitcoin futures; we note that for a commodity strategy fund, we would expect primary exposure to such investments (i.e., commodities) under the Fund Names Rule.

Ms. Elena Stojic

U.S. Securities and Exchange Commission

July 16, 2021

Response:  We respectfully submit that the Fund Names Rule does not apply to the Fund’s name. We note that the Commission has recently stated that “[t]he [Fund] Names Rule generally requires that if a fund’s name suggests a particular type of investment (e.g., ABC Stock Fund, the XYZ Bond Fund, or the QRS U.S. Government Fund), industry (e.g., the ABC Utilities Fund or the XYZ Health Care Fund), or geographic focus (e.g., the ABC Japan Fund or XYZ Latin America Fund), the fund must invest at least 80 percent of its assets in the type of investment, industry, country, or geographic region suggested by its name.” Request for Comments on Fund Names, Investment Company Act Rel. No. 33809 (Mar. 2, 2020), 85 FR 13321, 13322 (Mar. 6, 2020) (“Comment Request”). However, the Comment Request also recognized that “[t]he [Fund] Names Rule does not apply to fund names that describe a fund’s investment objective, strategy, or policies.” Id. We believe this statement of the application of the Fund Names Rule is wholly consistent with the Commission’s and Staff’s statements regarding the rule’s application over the years since the rule was adopted in 2001, and we believe that the industry has accepted and adopted this perspective as well.

We believe that the use of the terms, “Volatility” and “Strategy,” in the Fund’s name reflects the Fund’s ability to provide shareholders access to a particular type of target volatility strategy rather than direct investments in a specific type of security. Specifically, because reference to "bitcoin" is not made in isolation, but rather accompanied by “volatility” and "strategy," the Trust believes there is no significant risk that prospective shareholders would be misled into believing that the Fund was investing in bitcoin.

The Fund does not attempt to track the performance of bitcoin. Rather, the Fund seeks to achieve total return by constructing a dynamic portfolio with the aim of both managing the volatility of the Fund and reducing the impact on the Fund’s portfolio of significant market downturns during periods of high volatility in the price of Bitcoin. We believe that the name “Bitcoin Target Volatility Strategy” accurately describes the Fund’s strategy, and because it is a name that describes the Fund’s strategy is not subject to the Fund Names Rule.

In this regard, we note that another investment adviser could likewise seek to manage the volatility of its fund and reduce the impact on its portfolio of significant market downturns by constructing a portfolio comprised of wholly different investments than those that are intended to comprise the Fund’s portfolio. We believe that the Fund is more properly compared to target date funds, a category of funds that the SEC previously examined several years ago and with respect to which it proposed amendments that would have governed target date fund names. See Investment Company Advertising: Target Date Retirement Fund Names and Marketing, Investment Company Act Rel. No. 29301 (June 16, 2010), 75 FR 35919 (June 23, 2010). The SEC recognized that two target date funds with the same date in their names could have different initial asset allocations, different glide paths and different target date asset allocations. Therefore, the target date fund name did not suggest a focus in a particular type of investment and the SEC recognized that the Fund Names Rule did not cover target date funds. We believe that a target volatility fund such as the Fund likewise is not covered by the Fund Names Rule.

6.	Comment: In the first sentence of the first paragraph, please clarify whether the reference to a “dynamic portfolio” means that the Fund is actively managed.

Response:  The Trust has revised the disclosure as you have requested to clarify that the Fund is actively managed.

Ms. Elena Stojic

U.S. Securities and Exchange Commission

July 16, 2021

7.	Comment: Revise the principal investment strategies to include the Fund’s plans to address potential differences between returns based on the price of bitcoin vs. Bitcoin Futures (e.g., due to divergence in prices or potential costs associated with futures investing).

Response:  The Trust has revised the disclosure as you have requested.

8.	Comment: The first paragraph of the principal investment strategies references exchange-trade derivative contracts and defines the same as “Bitcoin Investments”. Please revise the disclosure to specify that the derivative contracts are exchange-traded bitcoin futures contracts if true - please clarify throughout if necessary.

Response:  The Trust has revised the disclosure as you have requested.

9.	Comment: Please consider including in the principal investment strategies (and as appropriate in response to Item 9 of the Fund’s statutory prospectus) the chart provided in the Letter that compares Bitcoin Futures volatility to the volatility of the S&P 500® Index.

Response:  The Trust does not believe that adding the chart provided in the Letter would be appropriate for inclusion in the principal investment strategies disclosures or in response to the disclosure requirements of Item 9 of Form N-1A. The Trust believes that the information conveyed by this chart may become stale and potentially misleading. Moreover, the Trust believes that inclusion of this document in the prospectus may raise licensing issues. The Trust has revised disclosure to provide a general sense of the heightened level of volatility of Bitcoin relative to the volatility of the US stock market.

10.	Comment: The second sentence of the first paragraph defines Cash Investments. Please explain in correspondence why calling these Cash Investments is appropriate or revise to narrow this list. In particular, the Staff notes the inclusion of sovereign debt obligations of non-US countries.

Response:  The Trust has revised the disclosure to remove the reference to sovereign debt obligations of non-US countries.

11.	Comment: Please confirm in your correspondence that the Fund will only invest in cash settled Bitcoin Futures that are traded on an exchange registered with the CFTC.

Response:  The investment adviser to the Fund (the “Adviser”) has confirmed to the Trust that it will cause the Fund to only invest in cash settled bitcoin futures that are traded on an exchange registered with the Commodity Futures Trading Commission (CFTC).

12.	Comment: The first sentence of the second paragraph discloses the following: “The Fund is managed using a quantitative strategy (“Target Volatility Strategy”) designed to address increases in volatility and reduce the effect of severe sustained declines by changing the allocations among the Constituent Investments.” Please explain in the correspondence filing any anticipated impact of the events of May 19, 2021, on the Fund had the Fund been in operation.

Ms. Elena Stojic

U.S. Securities and Exchange Commission

July 16, 2021

Response:  The Fund’s investment strategy is based on the historically realized volatility experienced by Bitcoin Future’s daily settlement price on successive trading days. Daily settlement is based on the volume-weighted average price (VWAP) of CME Globex trades between 2:59:00 p.m. and 3:00:00 p.m. Central Time rounded to the nearest tradable tick. On May 19, 2021, bitcoin futures experienced a significant intra-day change of approximately 30% below the settlement price on May 18, 2021. However, bitcoin futures recovered such that the settlement price on May 19, 2021, was approximately 8% below the settlement price on May 18, 2021. While dramatic, the level of change in settlement price of bitcoin futures on May 19, 2021, from the settlement price on May 18, 2021, was in line with the price changes in the preceding days. The Adviser estimates that the Fund’s projected Target Exposure on May 18, 2021, was approximately between 10% and 15%, which would have resulted in the Fund’s net asset value (NAV) on May 19, 2021 being approximately between 0.9% and 1.3% lower than the Fund’s NAV on May 18, 2021.

13.	Comment: The second paragraph defines the term, “Target Volatility Strategy.” Please clarify in the disclosure what this term means and what such a strategy would entail. For example, please explain the proportions by which Fund would adjust its allocations in bitcoin futures based on the fluctuations in volatility of the bitcoin investments.

Response:  The Trust has revised the disclosure as you have requested.

14.	Comment: With respect to the concepts described in the second paragraph, please explain supplementally whether potential new entrants (e.g., other pooled investment vehicles investing in bitcoin and bitcoin related derivatives) would cause the Fund to have to modify its trading patterns and the annualized volatility calculations such that historical data would be less useful from an investment analysis or risk management perspective, and if so, how do you plan on addressing.

Response:  The Adviser does not believe that its investment strategy will be impacted by entry of potential new entrants.

Principal Investment Strategies – Overview of Bitcoin and Market

15.	Comment: In the first sentence of the first paragraph of this subsection, please explain what a central organization is.

Response:  The Trust has revised the disclosure to remove the reference to a centralized organization.

Ms. Elena Stojic

U.S. Securities and Exchange Commission

July 16, 2021

16.	Comment: The second sentence of the first paragraph of the subsection seems to be circular – please clarify.

Response:  The Trust has revised the disclosure as you have requested.

17.	Comment: Consider explaining that, among other variables, Bitcoin’s value and market price is based on supply and demand, what other market participants are willing to pay, increased institutional adoption/acceptance, and perceived value and potential future utility.

Response:  The Trust has revised the disclosure as you have requested.

18.	Comment: Consider explaining any transaction costs associated with investments in Bitcoin. For example, consider explaining the transaction costs to pay miners for verifying transactions and that these costs may vary depending on network traffic.

Response:  The Trust has revised the disclosure to introduce mining and provided transaction cost data linked to mining.

19.	Comment: In the first sentence of the second paragraph, please remove the word "many" from the phase "many exchanges and infrastructure." Also, please disclose that these exchanges/technology platforms are often not regulated and have abruptly shut down. Please also replace the word “exchanges” with "trading platforms" as these platforms are not regulated exchanges and the term “exchanges” may imply some level of regulation; this change should be made throughout the registration statement.

Response:  The Trust has revised the disclosure as you have requested.

20.	Comment: In the second sentence of the second paragraph, please clarify the statement that indicates Bitcoin can be converted to fiat currencies to explain under what circumstances someone would convert Bitcoin to other Bitcoin as disclosure indicates.

Response:  The Trust has revised the disclosure to remove the reference to converting Bitcoin to “other Bitcoin.”

Principal Investment Strategies – The Fund’s Strategy

21.	Comment: With respect to the second sentence in the first paragraph of this subsection, please explain whether the Fund intends to hold the bitcoin investments directly outside the subsidiary. If so, what types of investments does the Fund expect to hold directly. Describe any actions the Fund expect to take to avoid any adverse tax consequences given the Fund’s election to be taxed as a regulated investment company (“RIC”).

Response:  The Fund only intends to hold bitcoin futures and it has clarified the strategy to this effect.

Ms. Elena Stojic

U.S. Securities and Exchange Commission

July 16, 2021

22.	Comment: With respect to the fourth sentence in the first paragraph of this subsection, revise the listing of possible types of Bitcoin derivatives in which the Fund may invest to narrow it to exposure to investments in exchange traded (Bitcoin) futures. The Staff also believes that this sentence can be deleted as it seems to be repetitive of the first sentence of following paragraph.

Response:  The Fund only intends to hold bitcoin futures and it has clarified the strategy to this effect.

23.	Comment: Please describe supplementally any unique contango/rollover risks associated with bitcoin futures and include related disclosure if relevant.

Response:  In lieu of providing this response supplementally, the Trust has decided to revise the disclosure to cover rolling risks of futures due to contango or backwardation.

24.	Comment: With respect to the same sentence that the Staff believes could be deleted (see comment #22 above), if the Fund determines to keep the sentence, then consider revising last phrase (“and primarily through exchange trade contracts”) to change the word "and" to "but."

Response:  The Fund has deleted this sentence.

25.	Comment: The first paragraph of this subsection also describes the Fund’s possible investments in structured notes. Please clarify what types of structured notes the Fund is referring to and whether they are exchange traded.

Response:  The Trust has revised the disclosure to exclude investments in structured notes.

26.	Comment: Please also clarify in the first paragraph to indicate that the Fund will not directly invest in bitcoin or other crypto currencies.

Response:  The Trust has revised the disclosure as you have requested.

27.	Comment: Consider removing the following sentence: As the markets and instruments that provide exposure to Bitcoin are in the very early stages of development, new products and investment transactions are likely to develop in the future that the Fund may invest or take part in that will have varying degrees of opportunity and risks for the Fund.

Response:  The Trust has revised the disclosure as you have requested.

28.	Comment: In the second sentence of the third paragraph of this subsection, please describe, with respect to the reference to “margin deposits,” the impact of high margins on the Fund’s bitcoin futures investments, including the influence of such margin deposits on the ability of the Fund to achieve its targeted exposure and how such margin deposits otherwise implicate/limit the Fund’s investment strategy.

Ms. Elena Stojic

U.S. Securities and Exchange Commission

July 16, 2021

Response:  The Trust has revised the disclosure to describe the limitation on Target Exposure due to increase in margin requirements.

29.	Comment: In the last sentence of the fourth paragraph with regard to the phrase, “range upward from 5%,” please clarify how close the 5% figure is to current margin requirements. If the 5% figure is not representative of current margin requirements, please use a figure that is closer to actual margin requirements.

Response:  The Trust has revised the disclosure as you have requested.

30.	Comment: In the fifth paragraph, please disclose whether the Fund is buyer or seller of cash settled futures contracts.

Response:  The Trust has revised the disclosure to state that the Fund will be a net buyer of future contracts.

31.	Comment: With respect to the sixth paragraph that describes the Fund’s wholly owned Cayman domiciled subsidiary:

a.	Please disclose, where appropriate, how the Fund complies with the provisions of the 1940 Act governing investment policies, which is Section 8, and capital structure/leverage, which is Section 18, on an aggregate basis with the subsidiary.
b.	Disclose that each investment adviser to the subsidiary complies with provisions of the 1940 Act relating to investment advisory agreements (Section 15) as an investment adviser to the Fund under section 2(a)(20) of the 1940 Act. The Staff is of the view that the investment advisory agreement between the subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement of the Fund, and if the same person who is the investment adviser to the Fund is also the adviser to the subsidiary, then for the purposes of complying Section 15(c) of the 1940 Act, the reviews of the Fund’s and the subsidiary’s investment advisory agreements may be combined.
c.	Please disclose that the subsidiary complies with applicable provisions of Section 17 of the 1940 Act related to affiliated transactions and custody, and please also identify the custodian of the subsidiary.
d.	Disclose any of the subsidiary’s principal investment strategies or principal investment risks that constitute principal investment strategies or principal investment risks of the Fund. The Staff is of the view that the principal investment strategy and principal investment risk disclosures of a fund that invests in a subsidiary should reflect the aggregate operations of the fund and the subsidiary.
e.	Confirm in correspondence that the financial statements of the subsidiary will be consolidated with those of the Fund.
f.	Confirm in correspondence that the subsidiary’s management fee, including any performance fee, will be included in the management fees section of the fee table and that the subsidiary’s expenses will be included in "other expenses" in the fee table. Confirm that the subsidiary and its board of directors will agree to designate an agent for service of process in the United States. Also, confirm the subsidiary and its board of directors will agree to inspection by the Staff of its books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Ms. Elena Stojic

U.S. Securities and Exchange Commission

July 16, 2021

Response:  The Trust has revised the disclosure as you have requested. Additionally, the Trust hereby confirms that the financial statements of the subsidiary will be consolidated with those of the Fund. The Trust also confirms that the subsidiary’s management fee, including any performance fee, will be included in the management fees section of the fee table and that the subsidiary’s expenses will be included in "other expenses" in the fee table. The Trust also confirms that the subsidiary and its board of directors will agree to designate an agent for service of process in the United States. Also, the Trust confirms that the subsidiary and its board of directors will agree to inspection by the Staff of its books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

32.	Comment: The seventh paragraph indicates that the Fund may also invest in pooled investment vehicles. Please clarify which types of investment vehicles the Fund plans to invest in. The Staff notes that anything beyond Grayscale Bitcoin Trust (GBTC) will be closely considered by the Staff in terms of its valuation, liquidity and custody implications.

Response:  The Trust has revised the disclosure to exclude investments in pooled investment vehicles.

33.	Comment: The seventh paragraph indicates that the Fund may borrow for investment purposes. Please state here whether the Fund expects to use borrowing or other forms of leverage. Explain the extent to which the Fund intends to borrow. Confirm that if the Fund does expect to engage in borrowing that the fee table will include an estimate of the interest expense expected to be incurred by the Fund.

Response:  The Trust has revised the disclosure to remove references to borrowing directly for investment purposes as it does not intend to utilize such an investment strategy at this time.   The Fund may engage in reverse repurchase agreement transactions, which may be viewed as borrowing that creates leverage. The Fund discloses the use of this type of investment transaction in its principal investment strategies, and it also provides related risk disclosures.  To the extent that the Fund incurs borrowing costs as a result of its reverse repurchase agreement transactions, it will include an estimate of the interest expense in the fee table either in “Other Expenses” or as a separate line items, as the Trust deems appropriate.

Ms. Elena Stojic

U.S. Securities and Exchange Commission

July 16, 2021

Principal Risks– Bitcoin Risks

34.	Comment: With respect to the first bullet (“New Technology Adoption Risks”), consider whether the word, “is” should be “in.”

Response:  The Trust has revised the disclosure as you have requested.

35.	Comment: With respect to the fourth bullet (“Regulatory Risks”), please revise the disclosure to clarify this statement and what "focused on" means. Please reconcile this statement with the fact the underlying bitcoin market is considered unregulated.

Response:  The Trust has revised the disclosure as you have requested.

36.	Comment: With respect to the fifth bullet (“Excess Supply Risk”), please explain how this risk acknowledges the fact that a finite number of bitcoins exists (i.e., the 21 million bitcoins).

Response:  The Trust has revised the disclosure as you have requested.

37.	Comment: With respect to second sentence in the seventh bullet (“Risks Associated with Demand for Specific Digital Assets”) clarify what “[c]ertain bitcoin” means and whether the Fund is actually referring to crypto currencies generally here.

Response:  The Trust has revised the disclosure to clarify the risk associated with demand for other digital assets.

38.	Comment: With respect to the eighth bullet (“Risks from Decreased Incentives for Miners”), please explain whether the Fund believes this disclosure adequately addresses recent developments in China. Specifically, the cessation of bitcoin mining in China. Consider what, if any, impacts this development may have on the hash rate/processing power of the bitcoin network and any related impacts to transaction costs.

Response:  The Trust has revised the disclosure as you have requested.

39.	Comment: With respect to the eleventh bullet (“Risk Factors Related to Bitcoin and Bitcoin’s Network”): i. consider adding risk disclosure related to the potential for concentrated ownership of bitcoin; and ii. please delete the final sentence in this bullet because the Fund will not be holding bitcoin or accessing private keys.

Response:  The Trust has revised the disclosure to delete this risk.

Principal Risks– Other General Fund Risks

40.	Comment: “Risk of Investing in Futures.” Please address capital and margin requirements and related risks. The Staff notes that, for example, with bitcoin futures, the Fund’s investment adviser has instituted higher margin requirements as compared to other futures products.

Ms. Elena Stojic

U.S. Securities and Exchange Commission

July 16, 2021

Response:  The Trust has revised the disclosure as requested.

41.	Comment: “Risk of Investing in Futures.” In your correspondence filing, provide an outline of the Fund’s plans for coming into compliance with the new derivatives risk management rule, including a preliminary overview of the key elements of the expected derivatives risk management program and anticipated use of a relative or absolute VAR test. Include in your response the anticipated designated index per the Derivatives Rule and the related adopting release. To the extent anything in the Letter overlaps, please feel free to replicate the response in the Letter in your response to this comment.

Response:  The Fund will invest in derivatives that will be listed and traded on a regulated exchange, cash settled and centrally cleared. Pursuant to Rule 18f-4, the Fund’s derivative risk manager (the “Risk Manager”), approved by the Fund’s board of trustees, will implement a written derivatives risk management program (the “Derivative Program”) whose key elements will include: (i) identification of material derivatives risks impacting the Fund, including leverage, market, counterparty, liquidity, operational, and legal risks; (ii) mitigation of identified risks; and (iii) guidelines for managing the derivatives risks. It is anticipated that the guidelines will include interrelated aspects of derivatives and liquidity risk management.

The Derivative Program will also seek to ensure the Fund’s compliance with an outer limit on the Fund’s leverage risk based on value-at-risk (“VaR”). This outer limit is based on a relative VaR test that will compare the Fund’s VaR to the VaR of a designated reference index. The Fund anticipates that the Risk Manager will use S&P Bitcoin Index as its reference index, which is designed to track the performance of a 100% position in Bitcoin (the “Bitcoin Index”).

The Fund expects that the Risk Manager will simulate the distribution of returns of the Fund’s portfolio over time horizon of 20 trading dates. The distribution of simulated returns will be estimated using the historical returns of bitcoin futures over the preceding three years. The Risk Manager will establish stress testing, internal reporting and escalation guidelines to ensure that the Fund’s VaR does not exceed 200% of the VaR of the Bitcoin Index, (the “VaR Test”). The following is an illustration of the comparison of VaR values simulated from historical values, as of June 9, 2021, assuming that the Fund’s portfolio includes Target Exposure to bitcoin futures of 50% of the Fund’s net assets and the balance in US Treasury Bills:

Ms. Elena Stojic

U.S. Securities and Exchange Commission

July 16, 2021

The historically simulated VaR at 99% percentile confidence interval for this hypothetical portfolio is estimated to be 50.48% of the historically simulated VaR of the S&P Bitcoin Index. The Fund expects that the Risk Manager will ascertain with high probability that the Fund’s investment strategy of providing exposure to Bitcoin with a target level of volatility and its portfolio positions in Bitcoin Investments and Cash Equivalents will ensure compliance with the VaR Test.

42.	Comment: “Liquidity Risks”

a.	In the correspondence, please provide the anticipated liquidity classification of bitcoin futures investments and the Fund’s rationale under the liquidity rule (Rule 22e-4(b)(1)(ii)).

Response:  The Fund anticipates that bitcoin futures will be classified as “highly liquid” according to Rule 22e-4 under the Investment Company Act of 1940, as amended (the “Liquidity Rule”). Pursuant to the Liquidity Rule, the Fund will adopt and implement a liquidity risk management program to assess and manage the Fund’s liquidity risk (the “Program”). It is anticipated that the Advisor will be designated as the Fund’s liquidity risk management program administrator (the “Administrator”).

The liquidity of the Fund’s investments will be determined based on relevant market, trading and investment-specific considerations under the Program. Under the Program, the Fund will be required to classify its investments into specific liquidity categories and monitor compliance with limits on investments in illiquid securities. For the Fund, the Administrator anticipates considering the following, among other items: (1) Fund cash flows during both normal and stressed conditions; (2) holdings of cash and cash equivalents; and (3) liquidity of investments under stressed and distressed scenarios by analyzing reasonably anticipated trade sizes.

Ms. Elena Stojic

U.S. Securities and Exchange Commission

July 16, 2021

As of May 2021, bitcoin futures contracts are available for two different sizes: one settling at the Bitcoin Price of five Bitcoins and another settling at the Bitcoin Price of one tenth of a Bitcoin. Over this time, the traded volume has varied between the lowest traded value of $7.7 million to a high of $5,413.3 million. The 21-day average daily volume has increased from a low of $53.1 million a day in February 2018 to a high of $2,395.4 million in March 2021.

The traded volumes suggest that bitcoin futures are highly liquid. The volumes traded in bitcoin futures can be compared to the volume traded in futures on the Cboe VIX Index (“VIX Futures”). VIX Futures trade on the Cboe Futures Exchange (“CFE”). The value of bitcoin futures traded over the time frame from January 1, 2021 to May 31, 2021 totaled $213 billion. The value of VIX Futures traded over the same time frame totaled $187 billion.

Based on the historic trading volume of bitcoin futures, the Adviser reasonably expect bitcoin futures to be convertible into cash in current market conditions in three business days or less without the conversion to cash significantly changing the market value of the investment, and therefore believe they would be classified as “highly liquid” under the Liquidity Rule.

b.	In the correspondence, please explain the Fund’s plans for liquidity management generally, including during both normal and foreseeable stress conditions (Rule 22e-4(b)).

Response:  Bitcoin futures exhibit a high level of volatility, creating strong incentives for a diverse set of market participants to express diverse views, and capitalize on any dislocation of the price of bitcoin futures from their views. While there is no certainty, the Adviser believes that significant price dislocations due to unidirectional views of most market participations is likely to increase the incentives for other market participations who may have opposing views – arresting such market dislocations.

As outlined above, the traded volume of bitcoin futures suggests that they are highly liquid investments. Moreover, the Fund expects that the Target Exposure to bitcoin futures will be less than 100% of its net assets, while the balance will be in Cash Equivalents. The Cash Equivalents will be comprised of highly liquid investments such as U.S. Treasuries, other U.S. government obligations and money market funds. The enhanced liquidity of Cash Equivalents will help the Fund manage the risks of potential liquidity runs on the Fund or bitcoin futures. The Fund’s investment strategy of changing Target Exposure in response to changes in volatility in Bitcoin Price allows the Adviser discretion to manage the Fund’s Bitcoin Investments to respond to any potential liquidity runs and risk from large drawdowns. To the extent that an investment is deemed to be an illiquid investment or a less liquid investment, the Fund can expect to be exposed to greater liquidity risk.

Ms. Elena Stojic

U.S. Securities and Exchange Commission

July 16, 2021

c.	In the correspondence, please describe the Board’s analysis / consideration of the appropriateness of the Fund’s open-end status in light of its investments (Rule 22e-4(b)(1)(i)(A).

Response:  Rule 22e-4(b)(1)(i)(A) requires that an investment company must assess, manage and periodically review its liquidity risk. The foregoing mush include consideration of a number of factors, including the investment company’s investment strategy and the liquidity of the Fund’s portfolio investments during both normal and reasonably foreseeable stressed conditions, including whether the investment strategy is appropriate for an open-end fund.

The release adopting the Liquidity Rule (Investment Company Act Rel. No. 32315 (Oct. 13, 2016), 81 FR 82142 (Nov. 18, 2016) (“Adopting Release”)), notes that the “requirement will likely cause funds to evaluate the suitability of investment strategies that will be permitted under the 15% illiquid investment requirement, but still could entail significant liquidity risk—such as strategies involving highly concentrated portfolios, or strategies involving investment in portfolio investments that are so sensitive to stressed conditions that funds may not be able to find purchasers for those investments during stressed periods.” The Adopting Release also discusses liquidity challenges posed by significant holdings of securities with extended settlement periods. Other liquidity challenges identified by the Adopting Release included holding large portions of particular issues and strategies involving investment in a relatively small number of holdings.

The Adviser, which will serve as the liquidity program administrator for the Fund, and the Board are of the view that the Fund’s (and the subsidiary’s) contemplated holdings would be highly liquid during both normal and reasonably foreseeable stressed conditions, and, consequently, both the Adviser and the Board are of the view that the investment strategy is appropriate for an open-end fund structure. While the Adviser and the Board acknowledge that recent trading in Bitcoin and bitcoin futures suggest a particularly high level of price volatility, the liquidity of such holdings during these recent conditions can be clearly demonstrated to be significant to warrant a “highly liquid” characterization.

In that regard, the Board and the Adviser note that a significant portion of the Fund’s holdings will be comprised of Cash Equivalents –highly liquid investments such as U.S. Treasuries, other U.S. government obligations and money market funds. The remaining portion of the Fund’s holdings will be comprised of Bitcoin Futures. While news reports indicated that service outages occurred for cash markets such as Coinbase on May 19, 2021 (a trading day that may be categorized as one exhibiting stressed conditions), there were no similar reports of outages in the CME, despite the high degree of volatility exhibited that day. While this is only one data point, the Board and the Adviser believe that the Fund’s Cash Equivalents and bitcoin futures are both highly liquid, even in periods of stressed conditions, and other historical data can support such a characterization – please refer to the Letter and the information contained therein related to volume for bitcoin futures.

Ms. Elena Stojic

U.S. Securities and Exchange Commission

July 16, 2021

Notwithstanding the foregoing, the Board has directed the Adviser to monitor closely and report on a monthly basis to the Board (and/or the Fund’s chief compliance officer) on market conditions. The Board notes in this regard that if market conditions warrant, the Fund may limit it size and close the Fund to new investment if it deems that it cannot meet liquidity demands from potential redemptions or that it may become so large that as to require more liquidity to meet potential redemptions than the market can provide. Risk disclosure to this effect has been added to the Fund’s prospectus.

d.	Are there potential capacity constraints given existing volumes and open interest positions in the bitcoin futures market that would limit the size of the Fund’s exposure to bitcoin futures or the capacity for the Fund and multiple other registered funds? Please provide the data analysis to support conclusions. The responses of the Letter may be carried over and supplemented as necessary in response to this comment.

Response:  As discussed above, the daily traded volume for bitcoin futures averages more than $2 billion a day and the total value traded between January 1, 2021, to May 31, 2021 totals more than $200 billion. The Adviser believes that this represents substantial liquidity, particularly capable for absorbing the demand for trading of bitcoin futures from additional pooled investment vehicles that may seek to provide investors access to bitcoin futures based investment strategies. As has happened before with the market for other asset classes, the Adviser believes that as registered and public pooled investment vehicles, such as the Fund, join other market participants in this burgeoning and maturating market, the liquidity will increase further. The entering of new market participants will encourage liquidity providers and market makers to increase their capacity to service the new demand from pooled investment vehicles.

The CME limits the position (the “Position Limit”) acquired by a single entity, such as the Fund or a subsidiary of the Fund, for Bitcoin Future contracts with an expiry date closest to the trade date. As of May 29, 2021, this limit is set to 2,000 Bitcoin Future contracts. The CME does not limit positions for contracts for expiry dates other than the closest to trade date. However, for positions that exceed an accountability level of contracts (the “Accountability Level”), the CME may ask the Fund to provide information relating to the position, including, but not limited to, the nature and size of the position, the trading strategy employed with respect to the position, and hedging information, if applicable. Failure to supply the requested information may result in an order to reduce such positions. Additionally, the CME may ask the Fund, or a subsidiary of the Fund, to not further increase its positions, comply with any limit on the size of the position and/or reduce any open position which exceeds the Accountability Level. As of May 29, 2021, the Accountability Level is set to 5,000 Bitcoin Future contracts. The Fund anticipates making investments in Bitcoin Future contracts of various expiry dates. As a result of the Accountability Level, the Fund may be limited in making investments in CME listed Bitcoin Future contracts. It is possible that due to the Position Limits and Accountability Levels mentioned above, the capacity for each pooled investment vehicle may be restricted. This may contain any dramatic, albeit unlikely, increase in sudden demand from pooled investment vehicles.

Ms. Elena Stojic

U.S. Securities and Exchange Commission

July 16, 2021

e.	Given that market liquidity remains an area of focus for the Staff, does the Fund have a plan to limit its size to assure that it can meet liquidity demands or that it does not become so large as to require more liquidity to meet potential redemptions than the market can provide? If yes, please describe. If not, please explain.

Response:  The Fund anticipates that it will limits it size and close the Fund to new investments if it deems that it cannot meet liquidity demands from potential redemptions.

f.	Please describe whether there is potential for herd behavior (e.g., multiple funds trying to exit positions at the same time) by the Fund and funds with similar investment strategies.

Response:  Bitcoin futures exhibit a high level of volatility, creating strong incentives for a diverse set of market participants to express diverse views, and capitalize on any dislocation of the price of bitcoin futures from their views. While there is no certainty, the Adviser believes that significant price dislocations due to unidirectional views of most market participations is likely to increase the incentives for other market participations who may have opposing views – arresting such market dislocations. the daily traded volume for bitcoin futures averages more than $2 billion a day and the total value traded between January 1, 2021, to May 31, 2021 totals more than $200 billion. The Adviser believes that this represents substantial liquidity, particularly capable for absorbing the demand for trading of bitcoin futures from additional pooled investment vehicles that may seek to provide investors access to bitcoin futures based investment strategies. As has happened before with the market for other asset classes, the Adviser believes that as registered and public pooled investment vehicles, such as the Fund, join other market participants in this burgeoning and maturating market, the liquidity will increase further. The entering of new market participants will encourage liquidity providers and market makers to increase their capacity to service the new demand from pooled investment vehicles. It is possible that due to the Position Limits and Accountability Levels mentioned above, the capacity for each pooled investment vehicle may be restricted. This may contain any dramatic, albeit unlikely, increase in sudden demand from pooled investment vehicles.

Ms. Elena Stojic

U.S. Securities and Exchange Commission

July 16, 2021

43.	Comment: “Volatility risk.” Disclose the potential for loss.

Response:  The Trust has revised the disclosure as you have requested.

44.	Comment: “Tax Risk.” Revise this disclosure to provide additional context. For example, provide the tax issues and risks associated with the Fund’s investment strategy and how the subsidiary is designed to address it.

Response:  The Trust has revised the summary section “Tax Risk” with the following text:

•	Tax Risk. The Fund will qualify as a regulated investment company (a “RIC”) for tax purposes if, among other things, it satisfies a source-of-income test and an asset-diversification test. Investing in Bitcoin (or any other digital currency) or derivatives based upon Bitcoin (or any other digital currency) presents a risk for the Fund because income from such investments would not qualify as good income under the source-of-income test. The Fund will not invest directly in Bitcoin or any other digital currencies, but it will gain exposure to Bitcoin Investments through investments in the CboeVest Subsidiary, which is intended to provide the Fund with exposure to Bitcoin returns while enabling the Fund to satisfy source-of-income requirements. There is some uncertainty about how the CboeVest Subsidiary will be treated for tax purposes and thus whether the Fund can maintain exposure to Bitcoin returns without risking its status as a RIC for tax purposes. Failing to qualify as a RIC for tax purposes could have adverse consequences for the Fund and its shareholders. These issues are described in more detail in the section entitled “ADDITIONAL INFORMATION ABOUT RISK -- Tax Risks” below, as well as in the Fund’s SAI.

In addition, the Trust has revised the “Tax Risk” disclosure provided in response to Item 9 of Form N-1A with the following disclosure:

•	Tax Risk. The Fund intends to qualify and remain qualified as a regulated investment company (a “RIC”) under the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). The Fund will qualify as a RIC if, among other things, it meets the source-of-income and the asset-diversification requirements.

With respect to the source-of-income requirement, the Fund must derive in each taxable year at least 90% of its gross income (including tax-exempt interest) from (i) dividends, interest, payments with respect to certain securities loans, gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including but not limited to gains from options, futures and forward contracts) derived with respect to its business of investing in such shares, securities or currencies and (ii) net income derived from an interest in a “qualified publicly traded partnership” (the items described in clause (i) and clause (ii) collectively are “Good Income”).

Ms. Elena Stojic

U.S. Securities and Exchange Commission

July 16, 2021

The Fund will not invest directly in Bitcoin or any other digital currencies because income from such investments would not qualify as Good Income because Bitcoin and other digital currencies do not meet the definition for any of the categories of Good Income. On the other hand, the Fund’s investments in Cash Investments and repurchase agreements will qualify as Good Income. The Fund may also invest in structured notes that provide exposure to Bitcoin. It is expected that investments in such structured notes will produce Good Income. The Fund seeks to gain exposure to Bitcoin Investments, in whole or in part, through investments in the CboeVest Subsidiary. The CboeVest Subsidiary is wholly-owned and controlled by the Fund. The Fund’s investment in the CboeVest Subsidiary is intended to provide the Fund with exposure to Bitcoin returns while enabling the Fund to satisfy source-of-income requirements. The Fund may also invest in pooled investment vehicles and exchange-traded products that provide exposure to Bitcoin. The Fund expects that such investments will sometimes produce Good Income and in other cases will not produce Good Income. The Fund intends to monitor all of its investments carefully to satisfy the source-of-income test.

Historically, the Internal Revenue Service (“IRS”) has issued private letter rulings in which the IRS specifically concluded that income and gains from investments in a wholly-owned foreign subsidiary that invests in commodity-linked instruments are Good Income. The Fund has not received such a private letter ruling and is not able to rely on private letter rulings issued to other taxpayers. Additionally, the IRS has suspended the granting of such private letter rulings. The IRS also recently issued proposed regulations that, if finalized, would generally treat a fund’s income inclusion with respect to a subsidiary as qualifying income only if there is a distribution out of the earnings and profits of a subsidiary that are attributable to such income inclusion. The proposed regulations, if adopted, would apply to taxable years beginning on or after 90 days after the regulations are published as final.

Based on the principles underlying private letter rulings previously issued to other taxpayers, the Fund intends to treat its income from the CboeVest Subsidiary as Good Income without any private letter ruling from the IRS. The tax treatment of the Fund’s investments in the CboeVest Subsidiary may be adversely affected by future legislation, court decisions, Treasury Regulations and/or guidance issued by the IRS that could affect whether income derived from such investments is Good Income, or otherwise affect the character, timing and/or amount of the Fund’s taxable income or any gains and distributions made by the Fund.

With respect to the asset-diversification requirement, the Fund must diversify its holdings so that, at the end of each quarter of each taxable year (i) at least 50% of the value of the Fund’s total assets is represented by cash and cash items, U.S. government securities, the securities of other RICs and other securities, if such other securities of any one issuer does not represent more than 5% of the value of the Fund’s total assets or more than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of the Fund’s total assets is invested in the securities other than U.S. government securities or the securities of other RICs of (a) one issuer, (b) two or more issuers that are controlled by the Fund and that are engaged in the same, similar or related trades or businesses, or (c) one or more qualified publicly traded partnerships.

Ms. Elena Stojic

U.S. Securities and Exchange Commission

July 16, 2021

By keeping its investment in the CboeVest Subsidiary below the 25% limit in clause (ii) of the asset-diversification test, the Fund expects to satisfy the asset-diversification requirement.

As noted above, the Fund intends to satisfy both the source-of-income and the asset-diversification requirements by following the plans outlined above, as well as all other requirements needed to maintain its status as a RIC, but it is nonetheless possible that the Fund might lose its status as a RIC. In such a case, the Fund will be subject to corporate level income tax on all of its income and gain, regardless of whether or not such income was distributed. Distributions to the Fund’s shareholders of such income and gain will not be deductible by the Fund in computing its taxable income. In such event, the Fund’s distributions, to the extent derived from the Fund’s current or accumulated earnings and profits, would constitute ordinary dividends, which would generally be eligible for the dividends received deduction available to corporate shareholders, and non-corporate shareholders would generally be able to treat such distributions as “qualified dividend income” eligible for reduced rates of U.S. federal income taxation in taxable years beginning on or before December 31, 2013, provided in each case that certain holding period and other requirements are satisfied.

Distributions in excess of the Fund’s current and accumulated earnings and profits would be treated first as a return of capital to the extent of the shareholders’ tax basis in their Fund shares, and any remaining distributions would be treated as a capital gain. To qualify as a RIC in a subsequent taxable year, the Fund would be required to satisfy the source-of-income, the asset diversification, and the annual distribution requirements for that year and dispose of any earnings and profits from any year in which the Fund failed to qualify for tax treatment as a RIC. Subject to a limited exception applicable to RICs that qualified as such under the Internal Revenue Code for at least one year prior to disqualification and that requalify as a RIC no later than the second year following the nonqualifying year, the Fund would be subject to tax on any unrealized built-in gains in the assets held by it during the period in which the Fund failed to qualify for tax treatment as a RIC that are recognized within the subsequent 10 years, unless the Fund made a special election to pay corporate-level tax on such built-in gain at the time of its requalification as a RIC.

45.	Comment: “Tax Risk.” In the second paragraph, revise this discussion of the Fund’s RIC status/its qualifying income to address bitcoin futures producing non-qualifying income for RIC purposes. Please also disclose implications for shareholders of a non-RIC status and the Fund’s plans to achieve RIC status.

Ms. Elena Stojic

U.S. Securities and Exchange Commission

July 16, 2021

Response:  Please refer to the response to Comment #44.

46.	Comment: "Borrowing and Leverage Risk." If the Fund does not intend to borrow or otherwise create leverage, please remove this risk.

Response:  The Trust has revised the disclosure as you have requested.

47.	Comment: “Market Risk.” Please enhance this disclosure given the significant volatility of bitcoin.

Response:  The Trust has revised the disclosure as you have requested.

48.	Comment: “Operational Risk.” Provide greater detail about what these risks are and how they may impact the Fund.

Response:  The Trust has revised the disclosure as you have requested.

Additional Information About the Fund’s Investments

49.	Comment: Please include the information regarding the Fund’s investment objective as required by Item 9A.

Response:  The Trust has revised the disclosure as you have requested.

Additional Information About the Fund’s Investments – Bitcoin Generally

50.	Comment: The third sentence of the second paragraph indicates that the “Blockchain is a canonical record of every Bitcoin, every Bitcoin transaction (including the creation or “mining” of new Bitcoin) and every Bitcoin address associated with a quantity of Bitcoin.” Please explain the phrase “canonical record” in plain English.

Response:  The Trust has revised the disclosure as you have requested.

51.	Comment: Please add disclosure in the fourth paragraph to address transaction costs related to mining.

Response:  The Trust has revised the disclosure as you have requested.

52.	Comment: In the penultimate sentence of the fourth paragraph sentence that notes that the “Blockchain represents a complete, transparent and unbroken history . . .”, consider revising the term "transparent" as the blockchain is fully anonymized.

Ms. Elena Stojic

U.S. Securities and Exchange Commission

July 16, 2021

Response:  The Trust has revised the disclosure as you have requested.

53.	Comment: In the first sentence of the fifth paragraph, please disclose that the “Network” is unregulated.

Response:  The Trust has revised the disclosure as you have requested.

Additional Information About the Fund’s Investments – Bitcoin Futures

54.	Comment: The third sentence of the seventh paragraph, identifies “CF Benchmarks Ltd. of England” – please describe this entity in greater detail.

Response:  The Trust has revised the disclosure and eliminated the reference to this entity.

55.	Comment: The penultimate and the last sentences of the seventh paragraph imply that the bitcoin futures exchanges are more regulated than the Staff believes is actually the case. Please clarify this disclosure. Also, please verify that each of these elements spelled out in the penultimate sentence complies with the specific bitcoin trading platforms on which the Fund may trade.

Response:  The Trust has revised the disclosure as you have requested.

Additional Information About the Fund’s Investments – Borrowing Money

56.	Comment: Confirm whether the Fund intends to borrow for investment purposes. If so, remove the word “may” from the first sentence. Also, if the Fund intends to borrow, please revise the disclosure, as mentioned above, to reflect the amount of borrowing based leverage the Fund intends to employ.

Response:  The Trust has revised the disclosure as you have requested.

Additional Information About Risk – Bitcoin Risks

57.	Comment: This section begins with bolded narrative disclosure. Please include similar language in the summary prospectus.

Response:  The Trust notes that this bolded narrative disclosure is already in the summary prospectus.

58.	Comment: “Bitcoin Volatility Risks.” Include this risk disclosure in the corresponding Item 4 risk factor regarding “speculation” as noted in the third sentence of this risk.

Response:  The Trust has revised the disclosure as you have requested.

Ms. Elena Stojic

U.S. Securities and Exchange Commission

July 16, 2021

59.	Comment: “Regulatory Risks.” Please clarify the first and second sentences of this risk disclosure. In particular, clarify what is meant by "depending on the context of its usage" - what does the Fund mean as it relates to bitcoin regulation in the U.S.?

Response:  The Trust has revised the disclosure as you have requested.

60.	Comment: “Regulatory Risks.” Revise the last two sentences of this risk disclosure to clarify that the Fund’s Bitcoin exposure or the Fund’s Bitcoin investments do not include direct investment in bitcoin.

Response:  The Trust has revised the disclosure as you have requested.

61.	Comment: “Risk Factors Related to Bitcoin and Bitcoin’s Network.” In the second sentence, explain why the reference to private keys is relevant if the Fund is not going to hold Bitcoin directly.

Response:  The Trust has removed this risk.

Additional Information About Risk – Other General Fund Risks

62.	Comment: “Risk of Limited Exposure.” Revise this risk to clarify that this risk is derived from the Fund’s Bitcoin Investments or investments that provide exposure to Bitcoin rather than investments directly in Bitcoin.

Response:  The Trust has revised the disclosure as you have requested.

Management – The Investment Adviser

63.	Comment: Please provide the missing information in this section your correspondence filing.

Response:  This section has been revised as follows:

*          *          *

The Investment Adviser

Cboe VestSM Financial LLC, 1765 Greensboro Station Pl, 9th Floor, McLean, VA 22102, serves as investment adviser to the Fund. Subject to the authority of the Board of Trustees, the Adviser is responsible for management of the Fund's investment portfolio. The Adviser is responsible for selecting the Fund's investments according to the Fund’s investment objective, policies and restrictions. The Adviser was established in September 2012. As of the date of this prospectus, the Adviser is the investment adviser to 3 other funds in the Trust and is designated as investment adviser to other institutions, sub-advised pooled investment accounts and ETFs. As of June 30, 2021, the Adviser had approximately $3.4 billion in assets under management.

Ms. Elena Stojic

U.S. Securities and Exchange Commission

July 16, 2021

The Adviser also furnishes the Fund with office space and certain administrative services. For its services, the Adviser is entitled to receive an annual management fee calculated daily and payable monthly, at a rate of 1.00% of the Fund’s average daily net assets.

The Adviser has entered into a written expense limitation agreement under which it has agreed to limit the total expenses of the Fund (exclusive of interest, distribution fees pursuant to Rule 12b-1 Plans, taxes, acquired fund fees and expenses, brokerage commissions, extraordinary expenses and dividend expense on short sales) to an annual rate of 1.25% of the average daily net assets of each class of shares of the Fund offered in this prospectus, except for the Class Y shares where the Adviser has agreed to limit the total expenses to 1.45%. This expense limitation agreement may be terminated by the Adviser or the Trust at any time after February 28, 2023. Each waiver or reimbursement of an expense by the Adviser is subject to repayment by a Fund within three years following the date such waiver and/or reimbursement was made, provided that the Fund is able to make the repayment without exceeding the expense limitation in place at the time of the waiver or reimbursement and at the time the waiver or reimbursement is recouped. The expense limitation agreement shall terminate automatically upon the termination of the Adviser’s Advisory Agreement with the Trust; provided, however, that the obligation of the Trust to reimburse the Adviser with respect to the Fund shall survive the termination of the expense limitation agreement unless the Trust and the Adviser agree otherwise.

A discussion regarding the basis for the Board of Trustees’ approval of the investment advisory agreement for the Fund will be available in the Fund’s annual report for the period ending October 31, 2021.

64.	Comment: This section indicates that the management fee is 1.75%. Please explain supplementally whether this rate also applies to net assets of the subsidiary.

Response:  The Trust confirms that the management fee, which has been revised to be 1.00%, applies to the net assets of the subsidiary and that the investment adviser to the Fund, which is also the investment adviser to the subsidiary, will not charge a fee to the subsidiary in addition to that which is assessed to the Fund.

Net Asset Value

65.	Comment: Please explain in your correspondence filing how the Fund’s valuation policies and procedures will address market circuit breakers in the context of bitcoin futures investments. In this respect, the disclosure in the penultimate paragraph of this section suggests the Fund will use fair value processes in certain circumstances - please explain the process and inputs intended to be used.

Ms. Elena Stojic

U.S. Securities and Exchange Commission

July 16, 2021

Response:  The Fund’s fair value process will take into account the last known value of bitcoin futures before a potential trading halt due to market circuit breakers and the change in level of the CME CF Bitcoin Reference Rate at the time of computation of the Fund’s net asset value relative to the level at the time of the trading halt.

SAI

Description of Permitted Investments

1.	Comment: “Options on Futures Contracts” And “Dealer Options”. Please revise this disclosure to clearly refer to the Fund’s investments specifically, which include CME traded options.

Response:  The Trust has revised the disclosure to delete reference to Options on Futures.

Investment Limitations

2.	Comment: The Fund’s fourth investment limitation indicates that it will not concentrate. The Staff notes, however, that the Fund may have roughly 50% of its assets exposed to Bitcoin. Explain whether the Fund considers Bitcoin to be a security.

Response:  The Trust expresses no view as to whether Bitcoin is a security. The Trust does believe, however, that Bitcoin is not an industry, and it is not aware that any industry classification systems that are commonly used by the mutual fund industry categorize Bitcoin as an industry or being in an industry – for that matter, the Trust is not aware that there is any categorization of Bitcoin by these classification systems. Accordingly, the Trust does not believe that it will “concentrate” as that concept is interpreted under the 1940 Act. The Trust clearly acknowledges that its investment strategy provides exposure to Bitcoin in an analogous manner as other mutual funds may seek to “concentrate” in an industry. The Trust is of the view that its disclosure clearly sets forth that an investment in the Fund will provide exposure to this asset and the disclosure also clearly discloses the risks associated with such a focused investment strategy.

Service Providers

3.	Comment: Provide all missing information for the Custodian, the Distributor and Principal Underwriter, and the Independent Registered Public Accounting Firm.

Response:  The Trust has revised the disclosure as you have requested.

Ms. Elena Stojic

U.S. Securities and Exchange Commission

July 16, 2021

Codes of Ethics

4.	Comment: Please confirm whether the Fund’s code of ethics applies to transactions in bitcoin and bitcoin futures and whether employees are required to pre-clear such transactions.

Response:  The Adviser will revise its code of ethics to address transactions in Bitcoin and bitcoin futures. The revised code of ethics will not require pre-clearance of Bitcoin transactions but will require all access persons to pre-clear transactions in bitcoin futures. Additionally, consistent with Rule 17j-1, each code of ethics contains provisions reasonably necessary to prevent the Fund’s Access Persons from, among other things:

•	employing any device, scheme or artifice to defraud the Fund;
•	engaging in any act, practice or course of business that operates or would operate as a fraud or deceit on the Fund; or
•	engaging in any manipulative practice with respect to the Fund.

Financial Information

5.	Comment: Please include hyperlinks for any documents incorporated by reference.

Response:  The Trust has revised the disclosure as you have requested.

Part C

1.	Comment: With respect to the auditor consents, the Staff notes that currently the filing incorporates auditors’ consents by reference. The Staff notes that pursuant to Rule 439(a) under the Securities Act of 1933, as amended, if a registration statement requires the filing of a written consent to the use of any material in connection with the registration statement, such consent shall be filed as an exhibit to the registration statement even though the material is incorporated therein by reference. Please acknowledge this requirement in correspondence.

Response:  The Trust acknowledges the requirement described in this comment.

June 15, 2021 Correspondence Letter

1.	Comment: Please upload the Letter into EDGAR as part of a correspondence filing and revise related registration statement disclosure with comments below.

Response:  The Trust will upload the Letter as request and attempt to modify the disclosure in the Trust’s registration statement in a consistent manner.

2.	Comment: In response to Comment #1 in the Letter, which references the target volatility, the Staff believes that investors in the Fund should have a sense from the disclosure of what the target volatility is and the degree to which the bitcoin futures allocations will vary based on annualized volatility. The Staff is not looking for anything to precise – rather, a general range would be helpful.

Ms. Elena Stojic

U.S. Securities and Exchange Commission

July 16, 2021

Response:  The Trust has revised the disclosure as you have requested.

3.	Comment: The response to Comment #1 in the Letter indicates that there is a target exposure of less than 50%. Please clarify what “target exposure means.” Is it notional value of the futures, the margin posted, the market value of the contract . . .etc.

Response:  Target Exposure refers to the Fund’s economic exposure to Bitcoin.

*                          *                         *

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

Ms. Elena Stojic

U.S. Securities and Exchange Commission

July 16, 2021

ENCLOSURE A

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund.

Shareholder Fees (fees paid directly from your investment)	Investor Class Shares	Institutional Class Shares	Class Y Shares
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	None	None	None
Maximum deferred sales charges (load) (as a percentage of the NAV at time of purchase)	None	None	None
Redemption Fee (as a percentage of the amount redeemed on shares after holding them for 30 days or less)	2.00%	None	None
Exchange Fee	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Class R
Management Fee	1.00%	1.00%	1.00%
Distribution (12b-1) and Service Fees	0.25%	None	None
Other Expenses (1)	0.60%	0.60%	0.60%
Shareholder Services Plan(1)	0.15%	0.10%	None
Total Annual Fund Operating Expenses	2.00%	1.70%	1.60%
Fee Waivers and/or Expense Reimbursements(2)	(0.30%)	(0.25%)	(0.35%)
Total Annual Fund Operating Expenses (after fee waivers and expense reimbursements)(2)	1.70%	1.45%	1.25%

1.	Other Expenses, Shareholder Services Plan, and Acquired Fund Fees and Expenses are estimated for the Fund’s first full fiscal year.

Ms. Elena Stojic

U.S. Securities and Exchange Commission

July 16, 2021

2.	Cboe VestSM Financial LLC (the “Adviser”) has entered into a written expense limitation agreement under which it has agreed to limit the total expenses of the Fund (exclusive of interest, distribution fees pursuant to Rule 12b-1 Plans, taxes, acquired fund fees and expenses, brokerage commissions, extraordinary expenses and dividend expense on short sales) to an annual rate of 1.45% of the average daily net assets of each class of shares of the Fund, except for the Class Y shares where the Adviser has agreed to limit the total expenses to 1.25%. The Adviser may not terminate this expense limitation agreement prior to February 28, 2023. Each waiver or reimbursement of an expense by the Adviser is subject to repayment by the Fund within three years following the date such waiver and/or reimbursement was made, provided that the Fund is able to make the repayment without exceeding the expense limitation in place at the time of the waiver or reimbursement and at the time the waiver or reimbursement is recouped. The Trust and the Adviser may terminate this expense limitation agreement prior to February 28, 2023 only by mutual written consent.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. The effect of the Adviser’s agreement to waive fees and/or reimburse expenses is only reflected in the first year of each example shown below. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Share Class	1 Year	3 Years
Investor Class Shares	$173	$599
Institutional Class Shares	$148	$511
Class Y Shares	$127	$471